# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

# FORM 8-K

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported) April 23, 2008

# Community Bank Shares of Indiana, Inc.

(Exact Name of Registrant as Specified in Charter)

| Indiana | 0-25766 | 35-1938254 |
|---|---|---|
| State or Other Jurisdiction | (Commission File | (IRS Employer |
| of Incorporation | Number) | Identification No.) |

101 West Spring Street, New Albany, Indiana 47150
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number including area code (812) 944-2224

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 2.02.  RESULTS OF OPERATIONS AND FINANCIAL CONDITION**

On April 23, 2008, Community Bank Shares of Indiana, Inc. issued a press release reporting earnings for the quarter ended March 31, 2008.  A copy of the press release is attached as Exhibit 99.1 to this 8-K.

**ITEM 9.01.  FINANCIAL STATEMENTS AND EXHIBITS**

     (c)  Exhibits

**EXHIBIT NO.**

99.1 Community Bank Shares of Indiana, Inc. Press Release dated March 31, 2008

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**COMMUNITY BANK SHARES OF INDIANA, INC.**

| | |
|---|---|
| Date: April 23, 2008 | By:    /s/ James D. Rickard |
| | Name: James D. Rickard |
| | Title: President and CEO |

Date: April 23, 2008

By:    /s/ Paul A. Chrisco
    Name: Paul A. Chrisco
    Title: Senior Vice President,
    Chief Financial Officer

Exhibit 99.1

**News Release**

**Contact:**

Paul Chrisco, CFO
(812) 981-7375

**FOR IMMEDIATE RELEASE**

**Community Bank Shares of Indiana, Inc. reports 1st quarter earnings and 2nd quarter dividend**

NEW ALBANY, Ind. (April 23, 2008) – Community Bank Shares of Indiana, Inc. (NASDAQ-CBIN) reported results for the first quarter ended March 31, 2008 and the declaration of a quarterly cash dividend. On April 22, 2008, the Company's Board of Directors declared a $0.175 cash dividend per share on the common stock of the Company to be paid on May 26, 2008 to the stockholders of record of the Company at the close of business on May 9, 2008. The following tables summarize the Company's first quarter results (in thousands, except per share data):

| | Quarter Ended March 31, | | Percent | Quarter Ended December 31, | Percent |
|---|---|---|---|---|---|
| | 2008 | 2007 | Change | 2007 | Change |
| Net income | $ 1,036 | $ 1,015 | 2.1% | $ 485 | 113.6% |
| Net income per share, basic | $ 0.32 | $ 0.30 | 6.7 | $ 0.15 | 113.3 |
| Net income per share, diluted | $ 0.32 | $ 0.29 | 10.3 | $ 0.15 | 113.3 |

| | March 31, | | Percent | December 31, | Percent |
|---|---|---|---|---|---|
| | 2008 | 2007 | Change | 2007 | Change |
| Total assets | $ 823,185 | $ 811,118 | 1.5% | $ 823,568 | (0.1)% |
| Loans, net | 627,787 | 609,528 | 3.0 | 629,732 | (0.3) |
| Total deposits | 565,052 | 581,966 | (2.9) | 573,346 | (1.4) |
| Non-interest bearing deposits | 87,877 | 78,918 | 11.4 | 79,856 | 10.0 |

Net income for the three months ended March 31, 2008 increased slightly by 2.1% from the same period in 2007. The Company's net interest margin on a tax equivalent basis increased from 3.03% for the three months ended March 31, 2007 to 3.12% for the equivalent period in 2008. Basic and diluted earnings per share increased to $0.32 per share from $0.30 and $0.29, respectively, from March 31, 2007 as the Company increased earnings and reduced the number of common shares outstanding through repurchases of the Company's stock through its stock repurchase plan.

Total assets increased from $811.1 million as of March 31, 2007 to $823.2 million as of March 31, 2008, but declined from $823.6 million as of December 31, 2007.  An increase in securities available for sale of $4.6 million from December 31, 2007 to March 31, 2008 was offset by decreases in interest-bearing deposits in other financial institutions of $4.2 million and net loans of $2.0 million. Non-interest bearing deposits increased by 10.0% from December 31, 2007 to $87.9 million as of March 31, 2008 while interest-bearing and total deposits decreased by 3.3% and 1.4% to $477.2 million and $565.1 million, respectively.  Also, other borrowings decreased by $8.5 million from December 31, 2007 to March 31, 2008 while FHLB advances increased by $15.0 million over the same period.  Management attributes the change in its deposit mix and other funding sources to an effort to reduce its cost of funds given the current rate environment by pricing the Company's deposit products effectively and taking advantage of other funding opportunities.

"We are pleased with our earnings for the first quarter given the challenges we face as a Company and an industry in the current rate and credit quality environment," stated James D. Rickard, President and Chief Executive Officer.  "We were able to increase our net interest margin on a tax equivalent basis by nine basis points from last year and exceed net income from the same period in the previous year despite the increase in our provision for loan losses."

"Our primary objective will continue to be providing world class service to banking customers in Southern Indiana and Metropolitan Louisville from Scottsburg, Indiana to Bardstown, Kentucky.  We believe this focus will benefit all of our stakeholders and increase the long-term value of our banking franchise," continued Mr. Rickard.

**Asset Quality**

|  | March 31, 2008 | December 31, 2007 | March 31, 2007 |
|---|---|---|---|
| Non-performing loans to total loans | 2.26% | 1.79% | 0.98% |
| Non-performing assets to total loans | 2.35 | 1.88 | 1.06 |
| Net loan charge-offs to average loans (1) | 0.47 | 0.10 | 0.11 |
| Allowance for loan losses to total loans | 1.00 | 0.99 | 0.92 |
| Allowance for loan losses to non-performing loans | 44 | 56 | 94 |
| Classified loans | $ 30,553 | $ 29,367 | $ 16,300 |
| Impaired loans | $ 11,097 | $ 9,295 | $ 5,918 |

(1)  Net loan charge-offs to average loans as of March 31, 2008 and 2007 are presented on an annualized basis.

The Company recorded a provision for loan losses of $800,000 for the first quarter of 2008 as compared to $892,000 for the fourth quarter of 2007 and $144,000 for the first quarter of 2007.  The increase in provision reflected the trends in the Company's loan portfolio that began in the fourth quarter of 2007 including:  increased non-performing loans and assets, increased classified and impaired loans, and an increase in net loan charge-offs.  In recognition of the current trends in the loan portfolio, management has increased the allowance for loan losses as a percentage of total loans to 1.00% of total loans as of March 31, 2008 from 0.99% at December 31, 2007 and 0.92% at March 31, 2007.  The recorded balance of the allowance for loan losses as of March 31, 2008 represents management's best estimate of the probable incurred losses in the loan portfolio as of that date. Management has remained focused on identifying, properly classifying, and providing for probable incurred losses on all loans within the portfolio based on the current circumstances and will continue to aggressively seek to remediate classified and past due loans as they are identified.

**Non-Interest Income**

| (Dollars in thousands) | Quarter Ended March 31, 2008 | | 2007 | Percent Change |
|---|---|---|---|---|
| Service charges on deposit accounts | $ | 941 | $ 900 | 4.6% |
| Commission income | | 48 | 38 | 26.3 |
| Mortgage banking income | | 80 | 50 | 60.0 |
| Increase in cash surrender value of life insurance | | 171 | 170 | 0.6 |
| Other | | 268 | 108 | 148.2 |
| Subtotal | | 1,508 | 1,266 | 19.1 |
| Loss on sales of available for sale securities | | - | (8) | * |
| Total | $ | 1,508 | $ 1,258 | 19.9 |

*** Not meaningful.**

Non-interest income increased by 19.9% to $1.5 million for the three months ended March 31, 2008 as compared to $1.3 million for the same period in 2007 due primarily to increases in service charges on deposit accounts and other non-interest income. Service charges on deposit accounts increased to $941,000 in the first quarter of 2008 as the Company increased its interchange income and service fees as a result of the growth in its deposit base. Other non-interest income increased by 148.2% to $268,000 primarily from an unrealized gain on the Company's interest rate swap of $225,000, offset by interest rate settlements of $68,000 on the swap. Prior to December 31, 2007, the Company had accounted for its interest rate swap using hedge accounting; accordingly, changes in the fair value of the swap were reported as other comprehensive income while interest rate settlements were reported in interest income. The fair value of the interest rate swap was a liability of $10,000 at March 31, 2008 and is scheduled to mature in the second quarter of 2008.

**Non-Interest Expense**

| (Dollars in thousands) | Quarter Ended March 31, 2008 | | 2007 | Percent Change |
|---|---|---|---|---|
| Salaries and employee benefits | $ | 2,970 | $ 2,800 | 6.1% |
| Occupancy | | 469 | 463 | 1.3 |
| Equipment | | 355 | 320 | 10.9 |
| Data Processing | | 476 | 565 | (15.8) |
| Marketing and advertising | | 143 | 159 | (10.1) |
| Legal and professional service fees | | 259 | 284 | (8.8) |
| Other | | 611 | 731 | (16.4) |
| Total | $ | 5,283 | $ 5,322 | (0.7) |

Non-interest expense decreased slightly to $5.3 million for the quarter ended March 31, 2008, or 0.7%, from the same period in 2007 due primarily to decreases in data processing and other expenses, offset by an increase in salaries and employee benefits. Data processing expense decreased by 15.8% to $476,000 for the first quarter in 2008 as the Company negotiated a reduction in its current core data processing fees in conjunction with the execution of a new contract with the same vendor. Other non-interest expenses decreased by $120,000 to $611,000 for the three months ended March 31, 2008 due to a reduction in charge-offs related to customer checking accounts and the deferral of certain direct costs associated with loan originations. Offsetting the decreases in data processing and other non-interest expenses, was an increase in salaries and employee benefits of 6.1% to $3.0 million for the quarter ended March 31, 2008 from $2.8 million for the equivalent period in 2007. The increase was attributable to additional compensation expense associated with the opening of a new branch location in the second quarter of 2007and increased health insurance premiums and stock award expense.

Community Bank Shares of Indiana, Inc. is the parent company of Your Community Bank in New Albany, Indiana and The Scott County State Bank in Scottsburg, Indiana, which are full-service banking subsidiaries. The Company is traded on the NASDAQ under the symbol *CBIN*.

Statements in this press release relating to the Company's plans, objectives, or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. The Company's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the Company's 2007 Form 10-K and subsequent 10-Qs filed with the Securities and Exchange Commission.

**CONSOLIDATED CONDENSED**
**BALANCE SHEETS**
*(Unaudited)*

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| | *(In thousands, except share data)* | |
| **ASSETS** | | |
| Cash and due from financial institutions | $ 15,699 | $ 14,570 |
| Interest-bearing deposits in other financial institutions | 9,789 | 13,943 |
| Securities available for sale | 104,088 | 99,465 |
| Loans held for sale | 1,133 | 757 |
| Loans, net of allowance for loan losses of $6,357 and $6,316 | 627,787 | 629,732 |
| Federal Home Loan Bank and Federal Reserve stock | 8,102 | 8,096 |
| Accrued interest receivable | 3,316 | 3,537 |
| Premises and equipment, net | 15,123 | 15,147 |
| Cash surrender value of life insurance | 17,182 | 16,911 |
| Goodwill | 15,335 | 15,335 |
| Other intangible assets | 2,792 | 2,899 |
| Other assets | 2,839 | 3,176 |
| **Total Assets** | $ 823,185 | $ 823,568 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits | | |
| Non interest-bearing | $ 87,877 | $ 79,856 |
| Interest-bearing | 477,175 | 493,490 |
| Total deposits | 565,052 | 573,346 |
| Other borrowings | 64,265 | 72,796 |
| Federal Home Loan Bank advances | 106,402 | 91,376 |
| Subordinated debentures | 17,000 | 17,000 |
| Accrued interest payable | 1,877 | 1,956 |
| Other liabilities | 2,873 | 2,629 |
| Total liabilities | 757,469 | 759,103 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Total stockholders' equity | 65,716 | 64,465 |
| **Total Liabilities and Stockholders' Equity** | $ 823,185 | $ 823,568 |

**CONSOLIDATED CONDENSED**
**STATEMENTS OF INCOME**
*(Unaudited)*

| | Three Months Ended March 31, | |
|---|---|---|
| | 2008 | 2007 |
| | *(In thousands, except per share data)* | |
| Interest income | $ 11,802 | $ 12,638 |
| Interest expense | 6,020 | 7,121 |
| Net interest income | 5,782 | 5,517 |
| Provision for loan losses | 800 | 144 |
| Non-interest income | 1,508 | 1,258 |
| Non-interest expense | 5,283 | 5,322 |
| Income before income taxes | 1,207 | 1,309 |
| Income tax expense | 171 | 294 |
| Net income | $ 1,036 | $ 1,015 |
| Basic earnings per share | $ 0.32 | $ 0.30 |
| Diluted earnings per share | 0.32 | $ 0.29 |